UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-35192

CUSIP Number G7114V102

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D ☐	Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________

PART I — REGISTRANT INFORMATION

PINGTAN MARINE ENTERPRISE LTD.
Full Name of Registrant

18-19/F, Zhongshan Building A, No. 154 Hudong Road

Address of Principal Executive Office (street and number)

Fuzhou, China 350001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report semi-annual report, transition report on Form10-K, Form 20-F, Form11-K or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pingtan Marine Enterprise Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the annual period ended December 31, 2020 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense due to circumstances related to the finalization of the Company’s audit procedures. Specifically, the Company has had difficulty obtaining certain financial data and as a result the complete preparation and review of the Annual Report is taking longer than anticipated. The Company believes that the Annual Report will be completed and filed within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Based on currently available information, the Company expects to report a material weakness in the effectiveness of its internal control over financial reporting that it did not maintain a sufficient complement of personnel with an appropriate level of experience and training in the application of US GAAP commensurate with its financial reporting requirements. The material weakness has not resulted in any material misstatements or omissions in previously reported financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xinrong Zhuo	86	591-8727-1266
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s preliminary unaudited results for the fiscal year ended December 31, 2020 are as follows:

	Year Ended December 31
($ in thousands)	2020	2019
Statement of Income Data:
Revenue	$87,240	$89,622
Net (loss)income attributable to owners of the Company	$(32,138)	$5,682

The Company expects to report total revenues of approximately $87.2 million for the year ended December 31, 2020 compared to total revenues of $89.6 million for the year ended December 31, 2019. The Company expects to report net loss attributable to ordinary shareholders of approximately $32.1 million for the year ended December 31, 2020 compared to net income attributable to ordinary shareholders of approximately $5.7 million for the year ended December 31, 2019. The decrease in net income attributable to ordinary shareholders is primarily attributable to a fishing vessel impairment loss of $24.7 million and a reserve for inventories in cost of revenue of $13.9 million.

The above are subject to changes as the audit of our financial statements for the year ended December 31, 2020 has not been completed. Important factors that may cause actual results to differ materially from those in the disclosure herein include, but are not limited to, the possibility that the ongoing audit may require adjustments in the financial results estimated above.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned not to place undue reliance upon forward-looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

PINGTAN MARINE ENTERPRISE LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2021	By:	/s/ Xinrong Zhuo
Xinrong Zhuo, Chief Executive Officer

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